EXHIBIT 99.10

Central Gold–Trust

Management’s Discussion and Analysis

June 30, 2005

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold-Trust (“Gold-Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 and 6 should be referred to as supplementary information to this discussion and analysis.

Gold-Trust is a self-governing, single purpose passive trust established by Declaration of Trust on April 28, 2003 to acquire, hold and secure gold bullion on behalf of its Unitholders. Gold-Trust is not in itself an operating entity nor does it have any employees or the potential risks thereof. It retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations – Changes in Net Assets

Net assets decreased by $308,232 or 0.6% during the six months to a total of $55,450,229. The decrease in net assets was attributable to operating costs, the lower price of gold at June 30, 2005 and reduced interest-bearing cash deposits.

Summary of Quarterly Financial Information

Quarter Ended (US$)

	Jun. 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04

Net income (loss) inclusive
of unrealized appreciation
(depreciation) of investments	$ 1,078,696	$ (1,386,928)	$ 1,870,543	$ 1,721,910

Net income (loss) per Unit
inclusive of unrealized
appreciation (depreciation)
of investments	$ 0.33	$ (0.42)	$ 0.78	$ 0.75

	Jun. 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04

Net income (loss) inclusive
of unrealized appreciation
of investments	$ (2,548,015)	559,396	$ 2,458,818	$ 3,495,472

Net income (loss) per Unit
inclusive of unrealized
appreciation of investments	$ (1.11)	$ 0.24	$ 1.07	$ 1.52

Forward-looking Observations

Changes in the market price of gold will have an impact on the net asset value per unit. Assuming, as a constant exchange rate, the rate which existed on June 30, 2005 of $1.2256 Canadian for each U.S. dollar, and using the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately $1.64 per unit or Cdn $2.00 per unit.

When expressed in U.S. dollar terms, Gold-Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold-Trust’s net assets are gold which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold-Trust’s net assets are denominated in U.S. dollars including gold bullion and cash deposits. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars. Over 96% of Gold-Trust’s net assets are denominated in U.S. dollars. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations – Net Income (Loss)

Gold-Trust’s earned income objective is secondary to its investment objective of holding almost all of its net assets in gold bullion. Generally, Gold-Trust only seeks to maintain adequate cash reserves to enable it to pay operating expenses. Gold-Trust’s actual revenues are a very small percentage of its net assets because gold bullion does not generate revenue. However the Canadian Institute of Chartered Accountants Accounting Guideline 18, requires Gold-Trust to record unrealized appreciation (depreciation) of investments in income.

Net Income for the three months ended June 30, 2005 amounted to $1,078,696 ($0.33) per unit) compared to a loss of $2,548,015 ($1.11 per unit) for the same period in 2004 after deducting operating costs of $99,736 (2004: $92,754). The net gain for the period is a result of an increase in the value of investments which although not distributable, is included in income as required by CICA Accounting Guideline 18.

The net loss for six months ended June 30, 2005 amounted to $308,232 ($0.09 per unit) compared to $1,988,619 ($0.86 per unit) for the same period in 2004 after deducting operating costs of $200,818 (2004: $171,912). The net loss for the six months is due to operating costs and unrealized depreciation of investments. The depreciation of investments is included in the income statement as required by CICA Accounting Guideline 18.

Operating expenses as a percentage of the average of the month-end net assets were 0.37% for the six months ended June 30, 2005 compared to 0.48% for the same six-month period in 2004. For the twelve months ended June 30, 2005, the operating expense rate was 0.58% compared to 0.91% for the same twelve-month period in 2004.

Liquidity and Capital Resources

Gold-Trust’s liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses. For the six months ended June 30, 2005, Gold-Trust’s cash reserves including interest-bearing cash deposits decreased by $249,349. The ability of Gold-Trust to have sufficient cash for operating expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its interest-bearing cash deposits. Should Gold-Trust in the future not have sufficient cash to meet its needs, portions of Gold-Trust’s bullion holdings may be sold to provide working capital and pay for redemptions (if any) of units. Sales of bullion could result in Gold-Trust realizing capital losses or gains.

Related Party Transactions

Gold-Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold-Trust through certain of its officers and Trustees. Administration fees remitted to Central Gold Managers Inc. for the six months increased to $87,469 from $57,641 due to the increase in the value of assets under administration.

As compensation for the services of Sprott Asset Management Inc. (“SAM”), the Administrator has agreed to pay to SAM a fee equal to one-half of all fees paid to the Administrator under the administrative services agreement, but based on the net asset value of Gold-Trust in excess of $50,000,000, and to pay its reasonable out-of-pocket expenses incurred in connection with such services. A fee of $3,775 was paid to SAM by the Administrator for the six months ended June 30, 2005. No fee was payable to SAM for the period ended June 30, 2004.

Gold-Trust incurred professional fees totaling $39,188, for the six months ended June 30, 2005, of which $16,949 (2004: $26,727) was payable to a legal firm, and of which one of Gold-Trust’s officers is a partner.